SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. ____)*

                               Cognos Incorporated

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    19244C109

                                 (CUSIP Number)

                              November 27, 2001

             (Date of event which requires filing of this statement)


                              (Page 1 of 11 Pages)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [ x ] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

--------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19244C109                  13G                   Page 2 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Michael U. Potter

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada

-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 44,012
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 10,479,500
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 44,012
REPORTING      --------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                 10,479,500
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 10,523,512        See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 12.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 3 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Sussex Capital Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                35,012
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                10,479,500
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                35,012
REPORTING      --------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                10,479,500
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                10,523,512        See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                12.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                CO

-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 4 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               3088-9372 Quebec Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Canada

-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                  218
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                  309,500
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                  218
REPORTING      --------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                  309,500
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                  10,523,512      See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                  12.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                  CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 5 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  9036-8747 Quebec Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Canada
-----------------------------------------------------------------------------
NUMBER OF     (5)  SOLE VOTING POWER
                                                 16,646
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 4,270,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 16,646
REPORTING      --------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                 4,270,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 10,523,512       See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 12.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 6 of 11 Pages

PRELIMINARY STATEMENT

     This Schedule 13G is being filed on behalf of Mr. Michael U. Potter, Sussex Capital Inc., 3088-9372 Quebec Inc. and 9036-8747 Quebec Inc. (the "Reporting Persons") related to the shares of common stock, no par value (the "Shares"), of Cognos Incorporated, a corporation incorporated under the Canada Corporation Act (the "Issuer"). The Reporting Persons previously filed a Schedule 13D on September 22, 1999, as amended by Amendment No. 1 filed on January 20, 2000 and by Amendment No. 2 filed on June 27, 2000. This Schedule 13G is filed in lieu of an amendment to such Schedule 13D pursuant to Rule 13d-1(c) under the Securities Exchange of 1934, as amended (the "Exchange Act") and as provided in Release No. 34-39538.


Item 1(a).     Name of Issuer:

     Cognos Incorporated

Item 1(b).     Address of Issuer's Principal Executive Offices:

     3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada K1G 4K9

Item 2(a).     Name of Person Filing:

     (1)  Mr. Michael U. Potter ("Mr. Potter")
     (2)  Sussex Capital Inc. ("SCI")
     (3)  3088-9372 Quebec Inc. ("Quebec I")
     (4)  9036-8747 Quebec Inc. ("Quebec II")

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The principal business office of:

     (1)  Mr. Potter is Sixty-Two John Street, Ottawa, Ontario Canada, K1M 1M3.
     (2)  SCI is Sixty-Two John Street, Ottawa, Ontario Canada, K1M 1M3.
     (3)  Quebec I is 200 Montcalm Street, Hull, Quebec, Canada J8Y 3B5.
     (4)  Quebec II is 200 Montcalm Street, Hull, Quebec, Canada J8Y 3B5.

Item 2(c).     Citizenship:

     (1)  Mr. Potter is a citizen of Canada.
     (2) SCI is a corporation incorporated under the Canada Business Corporations Act.
     (3)  Quebec I is a corporation incorporated under the Quebec Corporation
          Act.
     (4)  Quebec II is a corporation incorporated under the Quebec Corporation
          Act

CUSIP No. 19244C109                 13G               Page 7 of 11 Pages

Item 2(d).     Title of Class of Securities:

    Common Stock, no par value.

Item 2(e).  CUSIP Number:

    19244C109

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the
                    Act,
          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of
                    the Act,
          (d) [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act of 1940,
          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),
          (f) [ ]   Employee Benefit Plan or Endowment Fund in
                    accordance with 13d-1 (b)(1)(ii)(F),
          (g) [ ]   Parent Holding Company or control person in
                    accordance with Rule 13d-1 (b)(1)(ii)(G),
          (h) [ ]   Savings Association as defined in Section 3(b) of
                    the Federal Deposit Insurance Act,
          (i)       [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                    Company Act of 1940,
          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    Not applicable.


Item 4.   Ownership.

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)  Amount beneficially owned:

        As of December 17, 2001, the Reporting Persons, as a group, may be deemed to beneficially own, in the aggregate, 10,523,512 Shares representing approximately 12.0% of the Shares outstanding (based on 88,018,878 Shares outstanding as reported in the Issuer's Report on Form 10-Q for the period ending August 31, 2001). All numbers of Shares beneficially owned listed below is stated as of December 17, 2001.

CUSIP No. 19244C109                  13G                   Page 8 of 11 Pages

        (1) Quebec II directly owns 16,646 Shares. Quebec II also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares as to which Canada 13 through Canada 16 possess direct beneficial ownership:

        (A) 3497801 Canada Inc. ("Canada 13") directly owns 1,000,000 Shares;
        (B) 3539504 Canada Inc. ("Canada 14") directly owns 1,090,000 Shares;
        (C) 3539555 Canada Inc. ("Canada 15") directly owns 1,090,000 Shares;
and
        (D) 3539571 Canada Inc. ("Canada 16") directly owns 1,090,000 Shares.

        (2) Quebec I directly owns 218 Shares. Quebec I also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares as to which Canada 10 and Canada 11 possess direct beneficial ownership:

        (A) 3539130 Canada Inc. ("Canada 10") directly owns 94,000 Shares; and
        (B) 3539156 Canada Inc. ("Canada 11") directly owns 215,500 Shares.

        (3) SCI directly owns 18,148 Shares. SCI also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares to which Canada 2 through Canada 8 possess direct beneficial ownership:

        (A) 3497704 Canada Inc. ("Canada 2") directly owns 850,000 Shares;
        (B) 3539202 Canada Inc. ("Canada 3") directly owns 850,000 Shares;
        (C) 3539211 Canada Inc. ("Canada 4") directly owns 850,000 Shares;
        (D) 3539229 Canada Inc. ("Canada 5") directly owns 850,000 Shares;
        (E) 3539334 Canada Inc. ("Canada 6") directly owns 850,000 Shares;
        (F) 3539393 Canada Inc. ("Canada 7") directly owns 850,000 Shares; and
        (G) 3539423 Canada Inc. ("Canada 8") directly owns 800,000 Shares.

Also, SCI, as the sole shareholder of Quebec I and Quebec II, may be deemed to own beneficially the Shares to which Quebec I and Quebec II possess direct beneficial ownership.

        (4) Mr. Potter directly owns 9,000 Shares. Mr. Potter, as the sole shareholder of SCI, may be deemed to own beneficially the Shares as to which SCI possesses direct beneficial ownership. He may also be deemed to own beneficially the Shares as to which Quebec I, Quebec II and Canada 2 through Canada 16 possess direct beneficial ownership.

CUSIP No. 19244C109                  13G                   Page 9 of 11 Pages

        The Reporting Persons disclaim the existence of a group with Canada 2 through Canada 16. Except as described herein, the Reporting Persons have no contracts, arrangements, understanding or relations (legal or otherwise) with Canada 2 through Canada 16 or with any other person with respect to the Shares, including but not limited to the transfer or voting of any of the Shares. Each of Canada 2 through Canada 16 do not beneficially own more than 5 percent of the Issuer's Shares, and accordingly, do not have an obligation under Section 13(d) to file a beneficial ownership report.

   (b)  Percent of class:

        As of December 17, 2001, the Reporting Persons, as a group, may be deemed to beneficially own, in the aggregate, 10,523,512 Shares representing approximately 12.0% of the Shares outstanding (based on 88,018,878 Shares outstanding as reported in the Issuer's Report on Form 10-Q for the period ending August 31, 2001). Each of the Reporting Persons has the ownership percentages set forth next to its name:

        (1)  Mr. Potter beneficially owns 12.0% in the aggregate.
        (2)  SCI beneficially owns 11.9% in the aggregate.
        (3)  Quebec I beneficially owns 0.4% in the aggregate.
        (4)  Quebec II beneficially owns 4.9% in the aggregate.


   (c) Number of shares as to which such person has (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition of; and (vi) shared power to dispose or to direct the disposition of:

        (1) Mr. Potter has sole voting and dispositive power over 44,102 Shares and shared voting and dispositive power over 10,479,500 Shares.

        (2) SCI has sole voting and dispositive power over 35,012 Shares and shared voting and dispositive power over 10,479,500 Shares.

        (3) Quebec I has sole voting and dispositive power over 218 Shares and shared voting and dispositive power over 309,500 Shares.

        (4) Quebec II has sole voting and dispositive power over 16,646 Shares and shared voting and dispositive power over 4,270,000 Shares.

        The voting and dispositive power over the Shares held by Canada 2 through Canada 16 are shared with The Windsor Trust, a trust that resides in Barbados, who holds 50% of the voting shares of Canada 2 through Canada 16. The Windsor Trust was organized under the laws of Barbados and its business address is Royal Bank House, The Garrison, St.-Michael, Barbados. Mr. Potter is neither the settlor, the trustee nor the beneficiary of The Windsor Trust.

CUSIP No. 19244C109                  13G                  Page 10 of 11 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

        Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.


Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.


Item 10. Certification.

        By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

CUSIP No. 19244C109                  13G                  Page 11 of 11 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 17, 2001


                                    /s/ MICHAEL U. POTTER
                                        Michael U. Potter, as an individual

                                    SUSSEX CAPITAL INC.

                                    By: /s/ MICHAEL U. POTTER
                                            Michael U. Potter, as
                                            President of Sussex Capital Inc.

                                   3088-9372 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 3088-9372 Quebec Inc.

                                   9036-8747 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 9036-8747 Quebec Inc.